SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2015
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Public-Held Company
CNPJ/MF Nº 02.558.115/0001-21
NIRE 33 300 276 963

NOTICE TO THE MARKET

TIM PARTICIPAÇÕES S.A. (“Company”) (BM&FBOVESPA: TIMP3; NYSE: TSU), in response to a formal BM&FBOVESPA inquiry SAE 0365/15, of February 20, 2015, requesting clarifications about the investments plan of R$14 billion for the triennium 2015-2017 (“Industrial Plan”), informs the following:

Concerning to the first item of the Inquiry, as published on the Company's Industrial Plan, filed as a Material Fact in the Brazilian Securities and Exchange Commission – CVM’s system of periodic and eventual information, on February 20, 2015, at 08h55min, we emphasize that the Company will finance the implementation of the investment plan with its own resources, coming from its cash flow. For the year 2014, the Company closed with EBITDA (earnings before interest, taxes, depreciation and amortization) of R$5,538 million. Only for didactic purposes, the investment plan divided by three years would amount to a total of approximately R$4,666 million per year. Additionally, the Company informs that may use the proceeds from the sale of its telecommunications towers, as disclosed in the Material Fact on November 21, 2014.

Concerning to the second item of the inquiry, the Company believes that Mr. Marco Patuano statement was wrongly interpreted by the journalist, once it was said that Net Debt over EBITDA indicator at 2.5 times, refers to the goal of all the Telecom Italia Group, in 2017, not only for the Company. In the case of TIM Participações, we also emphasize that this indicator, at the end of 2014, was at 0.23 times, level similar to that seen in previous years.

The Company expects to have provided all the necessary clarifications.

Rio de Janeiro, February 23, 2015.

TIM Participações S.A.
Rogério Tostes
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 23, 2015	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.